

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 24, 2017

Via E-Mail
Stephane De Baets
c/o Aspen REIT, Inc.
Chief Executive Officer
96 Spring Street, 6th Floor
New York, New York 10012

> **Re:** **Aspen REIT, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted October 3, 2017**
> **CIK No. 0001694997**

Dear Mr. De Baets:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Related to Our Business

Restrictive covenants in our loan agreement contain provisions limiting our ability, page 26

1. We note that your revised disclosure appears to indicate that the transfer of your publicly held shares may not be permitted if Mr. De Baets and Mr. Jaruthavee no longer meet certain ownership levels. Please revise the risk factor to clarify the potential limitations on the transferability of your publicly held shares.

Use of Proceeds, page 47

2. We note your response to comment 12 and your additional disclosure regarding the factors considered in determining your initial public offering price and the fact that no appraisals of the St. Regis Aspen Resort have been obtained. Please revise your disclosure to set forth the principle followed in determining your purchase price for the St. Regis Aspen Resort, which you intend to acquire pursuant to the contribution transactions, and disclose the name of the person making such determination. Please see Instruction 5 to Item 504 of Regulation S-K and Item 23 of Form S-11.

Certain Relationships and Related Transactions

Related Person Transaction Policy, page 119

3. We note your response to comment 19. Please also include disclosure responsive to Item 25(b) of Form S-11.

Index to Financial Statements

315 East Dean Associates, Inc. for the year ended December 31, 2016

Note 1 – Description of business and summary of significant accounting policies

SVO receivables, page F-28

4. We have considered your response to comment 20. Please expand on the nature of your relationship with SVO and its successor. In your response, please tell us the types of services you provide to SVO and its successor, and explain to us whether these services are provided by you at cost or include a markup. In addition, please tell us the total amount of reimbursable services that were provided for each period presented in your annual and interim financial statements. Finally, please clarify for us how you have accounted for these services, and to the extent you have accounted for them on a net rather than gross basis, explain how you have applied the guidance in ASC Topic 605-45.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Andrew S. Epstein, Esq.
       Clifford Chance US LLP